CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES INC.

c/o	Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010-3629

December 11, 2009

Re:	Cobalt International Energy, Inc.
Registration Statement on Form S-1
Registration File No. 333-161734

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the Preliminary Prospectus dated November 27, 2009, was distributed during the period November 27, 2009 through 5:00 p.m., Eastern Standard Time, December 10, 2009, as follows:

No. of Copies
Institutions	663
Dealers, Underwriters and Others	17,502
Total	18,165

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Cobalt International Energy, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on December 15, 2009, or as soon thereafter as practicable.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
GOLDMAN, SACHS & CO.
J.P. MORGAN SECURITIES INC.

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Robert Santangelo
Name:Robert Santangelo
Title:Managing Director

As representatives for the several participating underwriters.